Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Transcript of Halliburton Company’s Presentation at the Barclays CEO Energy-Power Conference

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EDITED TRANSCRIPT

HAL - Halliburton Co at Barclays CEO Energy-Power Conference

EVENT DATE/TIME: SEPTEMBER 08, 2015 / 3:45PM GMT

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

CORPORATE PARTICIPANTS

Jeff Miller Halliburton Company - President and Chief Health, Safety & Environment Officer

Christian Garcia Halliburton Company—SVP Finance, Acting CFO

CONFERENCE CALL PARTICIPANTS

David Anderson Barclays Capital - Analyst

PRESENTATION

David Anderson - Barclays Capital - Analyst

Good morning. Welcome to the Barclays Energy Conference. I’m David Anderson, senior analyst for oilfield services and equipment sector, and I’m probably the only one who hasn’t been to this conference before. Needless to say, I’m very excited to be here, to be a part of this conference.

It’s my pleasure to introduce Mr. Jeff Miller, who is President and Chief Health, Safety and Environment Officer of Halliburton. It’s a fancy way of saying that he’s responsible for Halliburton’s global operations as well as business development and marketing.

He’s held this role since August 2014, having been with the Company since 1997 in a variety of positions including COO, head of Gulf of Mexico, and he ran their Baroid business line and has been a country head for Indonesia and Angola. He’s also a CPA, beginning his career with Arthur Andersen.

Joining him is Christian Garcia, who is Acting CFO. Probably many of you know him as a former IR for Halliburton.

Jeff, thank you very much for joining us this morning and kicking of the Barclays Energy Conference.

Jeff Miller—Halliburton Company—President and Chief Health, Safety & Environment Officer

Okay. Well, thank you, Dave, and good morning, everyone. Today I want to give you some insight on our outlook and also how we’re positioning strategically as we look through the cycle.

But before we begin I would ask that you please note our Safe Harbor language, which indicates that our presentation today will include forward-looking remarks and that outcomes may differ over time. So I’ll give you two pages of those.

At the end of the quarter I had indicated that we expected North America to scrape along bottom, and it certainly has. Following a 56% drop in the rig count over a six-month period, the US rig count appeared to have stabilized at about a 56% drop. Since May, the count has been tightly range-bound and moving up and down, but I would say in about a 30-rig band.

But keep in mind the rig count historically lags oil price, and for the last six months, rig moves have followed changes in the oil price after, say, three to six months; and actually they average about five months. As such we appreciate the forward impact of the recent 25% decline in the WTI from late June, and we’re certainly talking with our clients about their end-of-year plans.

Standing here today, we see a downward bias to the back part of the year. This is based on normal seasonality and also the heightened budgetary concerns that our customers see.

We don’t know what’s in store for 2016, but customers are telling us that production isn’t sustainable, clearly, at the current activity levels. And recent EIA reports support this, showing a decline around 300,000 barrels per day from April to June. Even with the typical annual maintenance cycle factored into June’s number, oil production is rapidly approaching the Q4 2014 levels.

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

With that, let’s first take a bit of a look at — a macro look at capital allocation, if we could; and what I’ll do is explain the slide. This slide shows full-cycle returns along the vertical axis, ranked high, medium, and low, versus flexibility — and when I think about flexibility I really mean speed to market — along the horizontal axis. Then the size of the bubble then represents the market size in terms of capital spend.

So, for example if we were to compare OPEC returns to oilsands, that would be a high versus a low. Then consistently if we talked about North American unconventionals compared to, say, deepwater, at that point you can see fast to market versus slow to market.

But what I’d take away from this slide is really that North America is the largest oil services market. The other key component is that North America demonstrates the highest full-cycle returns.

Another key point actually — and I think a very important one — is the fastest incremental barrel of oil to market. That’s that speed factor, which ultimately queues North America up to be a swing producer. It also means that when the North America recovers and it does, it has the most upside.

Having described North America in terms of capital, let’s describe why it’s so attractive to Halliburton. I just said that North America is the largest market, and demonstrates the fastest incremental barrel of oil to market, and has the most upside. The other thing that it does is it also spends more as a percentage of total capital on the things that we do: on our services for drilling and completions.

If I explain what you see on the slide behind me, the slide shows the percentage of total operator capital spend on drilling and completions versus other things. For example, a lot of capital is spent in deepwater, but relatively less is spent on drilling and completions.

When we think about North America, up to 50% of the total capital spend on land is spent on drilling and completions. That’s the highest of any market by a factor of nearly 2.

So the takeaway is that North America is a great market. It’s a great market for Halliburton, and we stay focused on North America. And when the market recovers, which it will, Halliburton is the best positioned to take part in that recovery.

Let me now go back to our three strategic themes of deepwater, mature fields, and unconventionals. Halliburton delivers unique solutions in each of these areas. So reducing uncertainty and increasing reliability and deepwater, maximizing the recovery factors in mature fields, and then delivering the lowest cost per barrel of oil equivalent in unconventionals.

There’s no question that economics are challenged in deepwater today, and partly because we’ve never seen really the cost curve bend in deepwater the same way that we’ve seen that achieved in unconventionals. We can also — that could have a number of reasons. It’s partly due to the regulatory requirements, the environment where they work; a lot of things get in the way.

But ultimately, we really don’t get as many at-bats, and at-bats matter in deepwater. As a result, the cost reduction just takes place more slowly.

Now, mature fields continue to demonstrate resiliency. Clearly they are not immune to oil prices; the economics are challenged there, similar to the way those — the price of a commodity affects other things. But nevertheless, most resilient.

Then in North America, the unconventionals really enjoy the best runway — the best runway for efficiency. Now this is in part because in North America unconventionals we just simply get more at-bats to apply technology more rapidly and at a greater scale. The results in terms of reducing cost per BOE over the recent times truly has been dramatic.

At this point I’ll take a bit of a deeper dive into deepwater. What you see on the slide, I’ll explain what you have there.

The white bars represent exploration wells, which we can see over time declining. The red bars are development wells; so there we see them declining, but on a relative basis increasing. Then the yellow line for deepwater depicts exploration success or lack thereof.

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

If you take a peek at the circles on the right, what that demonstrates is the change in the quantity or the relative quantity of exploration versus development. So while activity is declining — there is no question that things are being pushed to the right — the shift to development activity, it does play to Halliburton’s strength.

This is where we see more emphasis on completions, completion technology, and repeatable service. This is a lot of what we’ve built our strategy around.

The Halliburton value proposition quite frankly is more important than it’s ever been in deepwater, which is: reducing uncertainty and increasing reliability. I can just use a recent example. When we start to look at across the value chain how costs are managed and reduced, working with a client very recently offshore where a significant amount of money, upwards of $20 million was being spent rechecking things that we did. Now, that’s clearly an opportunity for cost savings, and it’s one that the industry is taking on today.

That’s a small anecdote, but that can apply to a lot of different parts of that business. So the take away here is that Halliburton is well positioned to support operators in deepwater development and really through the entire deepwater complex as we look at the value chain, though clearly it’s challenged.

Next I’ll take just a minute on our mature field strategy. What you see behind me is an average — or the decline rates for a range, a group of customers. You see that the average decline rate’s around 8%, and this decline rate marches along every single day.

The reality is a large part of global production today is still mature. In fact, we estimate about 70% of production today is in a mature field. This affects large companies, and it also affects large economies.

Now Halliburton plays a key role in delivering consulting-led projects to increase recovery, find bypass pay, oftentimes applying new technology to older fields. What’s important to remember is that in spite of the low commodity price, mature fields — they are more resilient.

Let’s put it in the context of oil economies. The bottom line is that it’s better to make any money than to make no money. So that underpins that whole complex. They continue to work, and they continue to be a meaningful part of our business, particularly in the Middle East, Latin America, and in Asia.

At this point I would like to take a deeper dive into unconventionals. Halliburton’s strategy in unconventionals is focused on the lowest cost per barrel of oil equivalent for our clients. Now simply put, this means that we focus on two very broad levers.

The first lever is in the numerator on the equation that you see. But it is — it’s where we’re focused on improving efficiency, driving lower operating cost. The second lever is in the denominator, and this is where we’re focused on increasing well productivity — effectively increasing the BOE part of the equation.

Now the numerator is where the industry has spent much of its time over the last decade. It was driving down drilling days per well, and managing the rising logistics piece of their business, and then ultimately enabling 24-hour operations.

Halliburton has been involved in all aspects of this, and we continue to be. So this is at every step optimizing bit designs, fluid compositions, reducing the drilling days, and in some cases or in many cases reducing drilling time by over 50%. Meaningful contribution to efficiency.

We think about supply chain and the advances made there, the single largest category of spend being sand and proppants. Average volumes per well continue to rise in the major basins, and sand per well has doubled just in the last two years; and the leading edge actually continues to move higher on a per-well basis.

To avoid disruption in the busiest of times and to manage cost in the current times, we developed a world-class supply chain organization. As we speak, there are experts in a real-time room managing Halliburton railcars, basin inventory levels, and well-site sand deliveries all in real-time.

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

Nonproductive time around sand is down 70% since we started this initiative; and the cost per ton is, quite frankly, on a delivered basis the lowest it’s been in five years.

Then finally, surface efficiency. For Halliburton we tend to refer to this as our Frac of the Future. Well, we rolled out the newest generation pump truck, which is the Q10, about three years ago. We’ve continued to invest in the Q10 technology, and it continues to deliver as advertised.

The type of work that’s being done puts increased strain on the horsepower in the marketplace, and the Q10s continue to do the same quantity of work that was done before, but with 25% less capital on location and 40% less maintenance cost. In fact, the maintenance is an area that we continue to push the envelope on how we reduce cost of maintenance for horsepower.

So as I’ve said, this is where the industry has been most focused, at least for now, which is around surface efficiency. If now we look at the right-hand side of this slide, you’ll see that the adoption rate for surface efficiency has been good.

Operators demand more efficiency, continue to operate 24 hours a day; that’s about 85% of our fleet. About half of our sand volume we move on Halliburton rail. About 40% of our frac fleet has been converted at this point to the Q10 technology; we expect that this will be 50% by the end of the year. This clearly replaces older and less efficient equipment.

Efficiency is critical, and that same efficiency will continue to march forward. But what I will also tell you is that better wells will ultimately carry the day. It’s the denominator: identifying the best targets, the right chemistry, and producing more barrels.

So with that, let’s talk about how we see this progression. Let me start with a generic development plan.

What you see here is an image from a reservoir simulator. The three horizontal black lines are horizontal wells, and they are drilled into an orange reservoir. This is a simple geometric design: the wells are evenly spaced; the fracs are evenly spaced.

The purple sections are the proposed fractures showing the highest drainage area around the wells. Now this design assumes a great deal. It does.

It assumes that the rock is homogenous. It assumes that the formation is evenly pressured. And it assumes that the treatment will be evenly distributed.

Now this methodology has been widely practiced in North American shale development. Fine in theory, but in practice it’s not necessarily the way things really work. The rock is not uniform, the pressure differentials vary, and the treatment frequently misses the mark.

In fact we see this fairly consistently. In fact, we estimate that two-thirds of the stages in one way or another underperform or in some cases never connect, leaving significant bypass pay.

The reality is we’re only draining a part of the reservoir. This has been — made it very tough for the industry to get beyond the 8% recovery factors. That may be good enough at $70 or $80 a barrel, but in the lower crude environment we believe that success over the long-term means making better wells.

So let me bring you back to our technologies. This is where customers are focused today, though I would argue it’s in the early innings. We see situations where we are able to apply technology, as designed, and use all of the tools and consistently demonstrate better production performance.

We tend to break the technology into two high-level categories: subsurface insight and then custom chemistry. Subsurface insight helps identify the target zones; the custom chemistry helps to improve the stimulated rock.

I’ll walk through a few of the things in subsurface insight and how we drive that, first being like CoreVault, as an example. We’re able to collect multiple core samples in a single trip, preserving 100% of the fluids for analysis. In this way we’re helping our customers accelerate the understanding of the downhole environment and also locating the target zones with the minimum number of runs, because we’re pulling up the whole fluid sample.

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

FracInsight, being a form of evaluating the reservoir where we’re able to gather the necessary logging data, but we do it in a cased-hole environment, meaning it doesn’t consume the valuable rig time required by open-hole solutions. This helps identify target zones and new wells. It also allows us to space and orient the fracs most effectively.

In the area of custom chemistry, AccessFrac, which is diversion chemistry, has offered a step-change in maximizing reservoir contact. It reduces the requirement in some cases for physical plugs because of its diversion capability. But most importantly, by using the fluid dynamics we can increase the stimulated volumes and then ultimately increase production.

Another element of chemistry is around RockPerm. It’s a service that we provide that actually combines the subsurface insight with chemistry. What RockPerm does is it uses samples from the asset to better understand the rock and then create fluid mobility modifiers that are customized to the rock, that actually — that ultimately produce more in the wells. On average we see a 20% to 25% uplift when we apply this technology.

What’s most interesting about these technologies is that we’ve seen an increased uptake during the downturn. Collectively these technologies, highlighted by the yellow dots on the adoption curve, are really still quite young. What we believe is that, after years of drilling and drilling efficiency, that it is quite frankly technology that will drive the next leg in efficiency.

When we think about technology, we tend to think about a portfolio of technologies and how to make that portfolio work better to create more asset value. It’s a combination of sources of production when we think about what comes from new wells, re-fracs, and infill drilling.

New wells are drilled to delineate acreage, increase reserves; infill wells, effectively down-spacing, help maximize recovery across the asset and shows production growth. But this is — then as an asset ages, clearly re-fracs are an opportunity. This is a balancing act.

Let’s take a closer look at some of the technology that we put to work. When we think about re-fracs, typically we engage in using diversion to allow us to better penetrate the reservoir. The types of results we see tend to be in the 80% EUR improvement, so this is clearly a technology that is working.

New wells, the same technology using diversion in new wells generates 20% to 25% better production. Then ultimately in infill wells, drilling into an existing pad we’re able to use the technology and subsurface insight to better manage pressures sinks, and again manage the formation, mobility modifiers to produce more barrels.

These together are how we help our customers optimize their assets and then lower their cost per BOE. Now we believe that as the coming cycle unfolds, customers will take a more balanced approach. Through discrete technologies delivering surface efficiency, subsurface insight, and custom chemistry we believe that we can bend the cost curve and then ultimately help our customers unlock the value of their assets. So we continue to develop technology, models, and chemistry to make better wells.

Thank you. Christian?

Christian Garcia—Halliburton Company—SVP Finance, Acting CFO

Good afternoon. Jeff described how our strategic markets are evolving over the long term. What I would like to discuss today is how our business is doing in the short term, where we stand in North America today, how our international operations are progressing, and end with some comments related to our Baker Hughes acquisition. So it’s time to bring out those calculators.

Let me start with North America. The second quarter there were signs that the industry was transitioning from the decline phase to the troughing phase. However, the US land rig count has fallen in the last few weeks, and the most recent drop is the largest decline since the beginning of May.

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

Not only that, but when you look at the components, it shows an unfavorable rig mix. Low-caloric vertical rigs have grown, while the directional horizontal rig count continues to decline. The third-quarter average at this point shows that horizontal directional rig count is down approximately 6% compared to Q2, while the vertical rigs are up 9%.

In addition, as all of you are acutely aware, the slide in commodity prices from about $60 at the end of June to the mid-$40s currently has led to a negative sentiment that pervades across the oil and gas industry. This sentiment and the prospects of lower reduced credit re-determinations in the fall, are leading E&Ps to continue to extract concessions from their service providers.

Pricing pressures continue today. As such, the service industry will take another step down in the third quarter. We expect that our North America revenues will decline, but it will be less than the drop in the average horizontal rig count, with margins approaching breakeven levels.

This downturn has been harsh in both depth in speed, and we’re not out of the woods yet. But as negative as this picture is, it has not diminished our confidence that the decrementals that we’re going to see in North America in 2015 is going to be better than the decrementals we saw in 2009. This is on the back of the cost structure adjustments that we have and continue to make.

We’re taking another hard look at our operations, infrastructure, equipment, headcount, facilities, and so forth and will incur another restructuring charge in the third quarter. We will, however, continue to keep our service delivery platform intact to ensure that we realize the synergies from the Baker Hughes acquisition.

The current oil dynamic is suggesting a prolonged recovery process, and the timing of when fundamentals will improve is uncertain. However, when they do, as Jeff mentioned North America will respond the quickest, will have the greatest upside, and Halliburton will be one of the biggest beneficiaries.

Now let me turn over to the international front. There continues to be a bifurcation in our international markets. While the industry has seen weakness in almost all geographies, offshore continues to be the most challenged, while the underlying activity for land has declined less.

The deployment of our mature field strategy has provided resiliency in this tough environment. That is why for 2015 Europe/Africa region, which has the highest concentration of offshore basins, is contracting the most while Middle East/Asia, with the highest concentration of mature field contracts, is declining the least, and Latin America is somewhere in between.

We expect the Middle East portion of our Middle East/Asia Region to register solid revenue growth for the year. This is in sharp contrast with the Asia portion, where we are experiencing heavy contraction, especially particularly in Australia. Our revenue proportion from the Middle East/Asia Region is highest among peers, and we expect this region to continue to be the largest source of outperformance against our competition.

In Latin America we have a lot of moving parts. Most countries will show a decline this year, but expect growth in Argentina as we assist our customers there to unlock the value of their unconventional resources. Brazil is also interesting because, even though we will see a contraction on our revenues, we expect to see an improvement in profitability as we transition to the new drilling contract that was signed at the beginning of the year.

Now for third quarter, our international revenues are expected to decline by mid-single-digits sequentially, primarily due to the impact of the pricing negotiations we’ve had with our customers in the first half of the year. Operating margins will be down by about 100 to 200 basis points, and will continue to be higher than first-quarter levels.

Besides the pricing decline we’re also experiencing the impact of the strong dollar against a number of currencies: the reale, the tenge, the ruble, the rupee, the ringgit, Egyptian pound, Argentina peso, and so forth. We’re mitigating the impact of the currency headwinds by managing the split of revenues and costs between local currency and US dollar to form a natural hedge.

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

However, it is possible that we may incur a foreign exchange loss that is higher by about $0.02 to $0.03 this quarter as we revalue our net monetary exposure for the countries impacted by the strong dollar. This foreign exchange loss will be recognized below the Company’s operating income line.

Beyond this operational guidance, we would also like to report the progress that we have made with regard to the Baker Hughes acquisition. We have reached several milestones related to the acquisition process.

We secured approval from shareholders. We have announced the marketing for sale of certain drilling and drillbit assets. We received strong indication of interest for these assets and have now limited the number of bidders for the second round. Since then we have had management presentations and work on the bidders’ due diligence activities.

We entered into a timing agreement with the DOJ, which puts the DOJ and Halliburton on the same timeline, and recently reached substantial completions with the DOJ’s second requests. But clearly we’re not done.

The next steps in this process are completing the requirements for EU filing and receiving the next round of bids from potential buyers. We expect to finalize these first two items in the near future.

Other steps: we have announced the next set of assets that we intend to divest, complete the divestiture process, and receive feedback from revelatory authorities. Because these future steps involve various third parties, we cannot provide specific dates at this time, but will endeavor to communicate to you when they are completed.

I think it will be helpful to remind everyone of the industrial logic of the deal. The strategic rationale has three components: increased scale, particularly in the international markets; increased scope by expanding our portfolio with production chemicals, artificial lift, and other products; and synergies from the combination.

We believe that the potential for value creation for our shareholders can be significant, as the combination of Halliburton and Baker Hughes generates enhanced efficiencies for our customers, especially if commodity prices remain weak over a prolonged period of time. We continue to target completing the acquisition by end of this year. The merger agreement provides that closing can be extended into 2016 if need be.

So with this, let me turn it back over to Jeff for closing comments.

Jeff Miller—Halliburton Company—President and Chief Health, Safety & Environment Officer

Yes, thank you, Christian. To wrap up, there’s no question that it’s a difficult market as Christian described. But this is a great business and the long-term fundamentals are still strong.

Over the long term the growth areas will be unconventionals, mature fields, and deepwater, albeit they face economic challenges right now. HAL plays a key role in unlocking all of these.

We love our North American position. Our surface efficiency bends the cost curve, and we’ve demonstrated that over and over. Our technology plays an even bigger role in unlocking the value and ultimately making better wells, which will carry the day.

We believe North America will offer the greatest upside in the recovery, and Halliburton will be positioned to benefit the most. Finally we’re pleased with the progress that we’re making towards the acquisition of Baker Hughes.

So with that, we can open it up for a question, or —

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

David Anderson - Barclays Capital - Analyst

I’m not sure if we have any time, Jeff. I think we’re going to push it off to the breakout.

Jeff Miller—Halliburton Company—President and Chief Health, Safety & Environment Officer

Okay. Thank you.

David Anderson—Barclays Capital—Analyst

Thank you very much, Jeff and Christian. (Conference Instructions)

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Safe Harbor

The statements in this presentation that are not historical statements, including statements regarding future financial performance, macroeconomic trends, estimated demand by well type, the upside of the North American oil and gas industry, the expected closing of the pending Baker Hughes transaction, and the growth potential and other expected benefits and synergies of the Baker Hughes transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the pending acquisition of Baker Hughes, the terms and timing of any divestitures undertaken in order to obtain required regulatory approvals, the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, the diversion of management time on transaction-related issues, the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services, the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans, expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits, and expectations regarding regulatory approval of the transaction; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; changes in capital spending by customers; and structural changes in the oil and natural gas industry. Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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SEPTEMBER 08, 2015 / 3:45PM, HAL - Halliburton Co at Barclays CEO Energy-Power Conference

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction.

The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

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